UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
NAVISTAR INTERNATIONAL CORPORATION

(Name of Issuer)
Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)
63934E108
(CUSIP Number)
December 31, 2008
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63934E108	13G	Page	2	of	11	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		950,000 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		950,000 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	950,000 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.3% (see Item 4)

12	TYPE OF REPORTING PERSON*

	00
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	63934E108	13G	Page	3	of	11	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		950,000 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		950,000 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	950,000 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.3% (see Item 4)

12	TYPE OF REPORTING PERSON*

	00
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	63934E108	13G	Page	4	of	11	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CR Intrinsic Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		562,900 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		562,900 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	562,900 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.8% (see Item 4)

12	TYPE OF REPORTING PERSON*

	00
SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	63934E108	13G	Page	5	of	11	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Global Investors LLP f/k/a Walter Capital Management, LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	England and Wales

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0% (see Item 4)

12	TYPE OF REPORTING PERSON*

	00
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	63934E108	13G	Page	6	of	11	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,512,900 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,512,900 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,512,900 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.1% (see Item 4)

12	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)          Name of Issuer:
Navistar International Corporation
Item 1(b)          Address of Issuer’s Principal Executive Offices:
4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois 60555
Items 2(a)        Name of Person Filing:
This statement is filed by: (i) S.A.C. Capital Advisors, LLC (“SAC Capital Advisors”) with respect to shares of common stock, par value $0.10 per share (“Shares”) of the Issuer beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”) and S.A.C. Select Fund, LLC (“SAC Select Fund”); (ii) S.A.C. Capital Management, LLC (“SAC Capital Management”) with respect to Shares beneficially owned by SAC Capital Associates and SAC Select Fund; (iii) CR Intrinsic Investors, LLC (“CR Intrinsic Investors”) with respect to Shares beneficially owned by CR Intrinsic Investments, LLC (“CR Intrinsic Investments”); (iv) S.A.C. Global Investors LLP, formerly known as Walter Capital Management, LLP (“SAC Global Investors”), with respect to Shares beneficially owned by S.A.C. Global Investments, L.P. (“Global Investments”) and (v) Steven A. Cohen with respect to Shares beneficially owned by SAC Capital Advisors, SAC Capital Management, SAC Capital Associates, SAC Select Fund, CR Intrinsic Investors, CR Intrinsic Investments, SAC Global Investors and Global Investments.
Item 2(b)          Address of Principal Business Office:
The address of the principal business office of (i) SAC Capital Advisors, CR Intrinsic Investors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022 and (iii) SAC Global Investors is St. Martins Court, 4th Floor, 10 Paternoster Row, London EC4M 7HP, U.K.
Item 2(c)          Citizenship:
SAC Capital Advisors, SAC Capital Management and CR Intrinsic Investors are Delaware limited liability companies. Mr. Cohen is a United States citizen. SAC Global Investors is limited liability partnership organized under the law of England and Wales.

Item 2(d)          Title of Class of Securities:
Common Stock
Item 2(e)          CUSIP Number:
63934E108
Item 3               Not Applicable
Item 4               Ownership:
The percentages used herein are calculated based upon the Shares issued and outstanding as of July 31, 2008 as reported on the Issuer’s annual report on Form 10-Q/A filed with the Securities and Exchange Commission by the Company for the quarterly period ended July 31, 2008.
As of the close of business on December 31, 2008:
1. S.A.C. Capital Advisors, LLC
(a) Amount beneficially owned: 950,000
(b) Percent of class: 1.3%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 950,000
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 950,000
2. S.A.C. Capital Management, LLC
(a) Amount beneficially owned: 950,000
(b) Percent of class: 1.3%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 950,000
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 950,000
3. CR Intrinsic Investors, LLC
(a) Amount beneficially owned: 562,900
(b) Percent of class: 0.8%
(c) (i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 562,900
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 562,900

4. S.A.C. Global Investors LLP
(a) Amount beneficially owned: -0-
(b) Percent of class: 0%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -0-
5. Steven A. Cohen
(a) Amount beneficially owned: 1,512,900
(b) Percent of class: 2.1%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 1,512,900
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 1,512,900
SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, SAC Global Investors and Mr. Cohen own directly no Shares. Pursuant to investment management agreements in effect at the time, each of SAC Capital Advisors and SAC Capital Management shared all investment and voting power with respect to the securities held by SAC Capital Associates and SAC Select Fund. Pursuant to an investment management agreement, CR Intrinsic Investors maintains investment and voting power with respect to the securities held by CR Intrinsic Investments. Pursuant to an investment management agreement, SAC Global Investors maintains investment and voting power with respect to the securities held by Global Investments. Mr. Cohen controls each of SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and indirectly owns a 49% interest in the managing member of SAC Global Investors. CR Intrinsic Investments is a wholly-owned subsidiary of SAC Capital Associates. As of December 31, 2008, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to own beneficially 950,000 Shares (constituting approximately 1.3% of the Shares outstanding) and (ii) CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 562,900 Shares (constituting approximately 0.8% of the Shares outstanding). Each of SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, SAC Global Investors and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement, and SAC Capital Associates disclaims beneficial ownership of any securities held by CR Intrinsic Investments.

Item 5             Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑
Item 6             Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable
Item 7             Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
 Not Applicable
Item 8             Identification and Classification of Members of the Group:
 Not Applicable
Item 9             Notice of Dissolution of Group:
 Not Applicable
Item 10           Certification:
     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2009

S.A.C. CAPITAL ADVISORS, LLC

By:	/s/ Peter Nussbaum

Name: Peter Nussbaum
Title: Authorized Person

S.A.C. CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Nussbaum

Name: Peter Nussbaum
Title: Authorized Person

CR INTRINSIC INVESTORS, LLC

By:	/s/ Peter Nussbaum

Name: Peter Nussbaum
Title: Authorized Person

S.A.C. GLOBAL INVESTORS LLP

By:	/s/ Peter Nussbaum

Name: Peter Nussbaum
Title: Authorized Person

STEVEN A. COHEN

By:	/s/ Peter Nussbaum

Name: Peter Nussbaum
Title: Authorized Person